
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Slate Click, LLC

Legal status of Issuer:

    Form:

    Limited liability company

    Jurisdiction of Incorporation/Organization:

    Idaho

    Date of Organization:

    December 27, 2020

Physical Address of Issuer:

1553 North Milwaukee Street, 312, Boise, ID

Website of Issuer:

https://slateclick.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)*
Total Assets	$2,264	$1,013
Cash & Cash Equivalents	$1,019	$0
Accounts Receivable	$0	$0
Short-term Debt	$7,601	$21,930
Long-term Debt	$0	$0
Revenues/Sales	$436,100	$412,271
Cost of Goods Sold**	$79,148	$113,689
Taxes Paid	$0	$0
Net Income	$69,637	$67,996

* The Company is wholly owned by HJU Group, LLC, and does not have any subsidiaries. Its financial statements are consolidated with the financial results of Casting Calls America LLC and HJU Group, LLC. The business of the Company was previously operated through Crew Calls America LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, the business of both of which was previously owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017. As of January 1, 2021, such business operations were consolidated into the Company, along with all other entertainment-related software products of HJU Group, LLC.
**Reflected as "Total Operating Expenses" on Statement of Operations.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 11, 2021

SLATE CLICK, LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Slate Click, LLC ("**Slate Click**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://slateclick.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/slate-click

The date of this Form C is June 11, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Slate Click is a software as a service ("SaaS") solution-provider for the performing arts industries, organized in Idaho as a limited liability company on December 27, 2020.

The Company is located at 1553 North Milwaukee Street, 312, Boise, ID, United States.

The Company's website is https://slateclick.com.

The Company conducts business in Idaho and sells services through the internet throughout the United States.

The business of the Company was previously operated through Crew Calls America, LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, the business of both of which was previously owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017. As of January 1, 2021, such business operations were consolidated into the Company, along with all other entertainment-related software products of HJU Group, LLC.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/slate-click and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	October 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Market adoption of our cloud-based Software-as-a-Service, or SaaS, solution is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based solution for the entertainment and production industry via our national and regionally focused brands. The widespread adoption of our Software-as-a-Service, or SaaS, business depends not only on strong demand for the entertainment and production industry, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for our solutions is less mature than the market for in-person entertainment and production services, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt an entertainment and production industry solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for our solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for our solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough transferable interests to issue to investors upon the conversion of any security convertible into units of transferable interests, including the Securities.

Currently, 100% of the transferable interests of the Company are issued and outstanding. Unless we amend the Company's operating agreement, we may not have enough units of transferable interest to be able to obtain funding by issuing transferable interests or securities convertible into transferable interests.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business. A portion of our technology capabilities incorporates open-source software, and we may incorporate open-source software into other offerings or products in the future. If an author or other third party that distributed such open-source software to us were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. Further, the outcome of such litigation may be particularly uncertain in some cases, because there is little legal precedent governing the interpretation of certain terms of common open source licenses. In addition, if we combine our proprietary software with open-source software in a certain manner and make it available to others, under some open-source licenses, we could be required to license or make available the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and harm our business.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Managers, its executive officers and key employees.

In particular, we are dependent on Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath, our Chief Technology Officer and Manager. The Company has not entered into any employment agreements with Kirk Uhler, Brian Jagger or Bryan Heath, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kirk Uhler, Brian Jagger and Bryan Heath, or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities on which to make your investment decision. If you feel the information provided by us is insufficient to make an informed decision on whether to invest in us, you should not invest in the Company.

Because we recognize revenue from our software-as-a-service subscriptions and licenses over the subscription or license term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

For customers who purchase a software-as-a-service subscription or license, we generally recognize revenue from customers ratably over the terms of their subscriptions. A portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions and term licenses entered into during previous quarters. Consequently, a decline in new or renewed subscriptions or term licenses in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users' internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their contracts when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their contracts, and our customers may decide not to renew their contracts with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of customers of our platform, but we do not know whether we will continue to achieve similar growth in the future. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers' spending levels, insufficient adoption of our platform, and new feature releases. If our customers do not purchase additional contracts or renew their existing contracts, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The equity and/or assets of HJU Group, LLC, which currently holds all the transferable interests of the Company, could be sold, in which case the Investors may not receive any benefit.

The Company is wholly owned by HJU Group, LLC, which is in beneficially owned by Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath. Each of them could sell their interests in HJU Group, LLC, or cause HJU Group, LLC, to sell its assets. If such an event occurred, such sale would not trigger a conversion of the Securities and would not qualify as a "Liquidity Event." The Investors may never benefit from the Company being sold at the level of HJU Group, LLC. Thus, the Purchasers' rights and value of their investment in the Company may be significantly and adversely affected. As of the date hereof, HJU Group, LLC has not received any offers to purchase its transferable interests of the Company, nor has it solicitated any offers to buy, nor does it, or any of its members, have any intention to liquidate its, or their respective, holdings or assets.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company

would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company may have engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Transferable Interests, Investors would receive CF Shadow Securities in the form of units of Series B-CF

Shadow Preferred Transferable Interests and would be required to enter into a proxy that allows the Intermediary or its designee to vote their units of Series B-CF Shadow Preferred Transferable Interests consistent with the majority of the holders of Series B Preferred Transferable Interests. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

Equity securities issued upon conversion of the Securities may result in the holder of such Securities being required, as a member of the Company, to report such holder's distributive share (whether or not distributed) of the Company's income, gains, losses, deductions and credits.

By reason of its organizational structure, the Company is presently treated as a partnership for federal income tax purposes. As an entity treated as a partnership, the Company will not be subject to United States federal income tax, but the members of the Company will be required to report their distributive share (whether or not distributed) of the Company's income, gains, losses, deductions and credits. As is the case with any partnership, members of the Company are subject to taxes on realized gains or income allocated to them, whether or not distributed. Before purchasing any Security, prospective investors should consult their own advisors regarding the tax implications of acquiring, owning or disposing of Transferable Interests, which may be equity securities issued upon conversion of the Securities, under the laws of any jurisdiction to which they are subject.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred transferable interests, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Slate Click designs, develops and deploys software solutions that help all aspects of the production of performing arts (film, tv, internet, theater) industries.

Business Plan

Slate Click intends to aggressively grow our Crew Calls America platform so that, by the end of 2022, Crew Calls revenue is on par with Casting Calls revenue. While we are growing Crew Calls domestically, we will be executing on our partnership agreements in both the United Kingdom and the Middle East/North Africa, which will allow us to grow the entire platform of Slate Click products simultaneously in those overseas markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
Casting Calls America	Regionally focused casting websites that bring state-of-the-art talent submission software to underserved markets	Direct to consumer market, for all ages, genders and nationalities
Crew Calls America	Regionally focused production staffing websites that bring state-of-the-art production talent submission software to underserved markets	Direct to consumer market, for all ages, genders and nationalities

Competition

The markets in which our services are sold are highly competitive. Our services compete against similar services of large and small companies, including well-known global competitors, such as:

Casting Networks: a leader in casting calls for Los Angeles, San Francisco, and some regional markets.

Backstage: best known for theater and East Coast productions.

Breakdown Services: the original online casting platform.

Customer Base

Actors and production professionals, nation-wide. On Facebook alone, 6.6 million people are identified as being interested in "voice acting," 25 million people are identified as being interested in "filmmaking," and 28 million people are identified as being interested in "acting."

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5469301*	CASTING MADE EASY	Platform as a service (PAAS) featuring computer software platforms for talent listing and casting call submission management.	10/12/17	5/15/18	United States

*Company intends to cause the registrant of the trademark, presently Casting Calls America LLC, to assign the registration to the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Market Development	94%	$23,500	29%	$310,300
Hire Industry Ambassador	0%	$0	20%	$214,000
Hire additional user-support	0%	$0	7%	$74,900
Marketing	0%	$0	17%	$181,900
Hire full-stack development staff	0%	$0	11%	$117,700
Hire no-code developers	0%	$0	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

In addition to the market development described in the Business Plan section, the proceeds will be used to hire an industry ambassador to help us reach targeted contacts in production studios, hiring additional user-support, marketing, and full-stack development staff, and expanding our use of no-code development tools, and hiring no-code developers, to build and launch more features and services faster and at a lower cost.

Specifically, the Company intends to use the proceeds from the Offering as follows:

Market Development & Marketing: Our model involves targeted regional advertising, primarily through social media, in markets where we have or are building a user base. Advertising has always been our largest non-payroll expense, and this raise will facilitate the rapid market development for our Crew Calls product while driving additional volume for Casting Calls.

Hire Industry Ambassador: So far, our model has not had us engage in the major production markets (Los Angeles, New York, Atlanta). Now that we have a complete suite of products to offer major production houses, it is time to hire someone with existing industry relationships. That person has been identified, and this raise will allow us to implement our plan.

Hire full-stack development: Our two primary products (Casting Calls America and Crew Calls America) were built using traditional coding developers. This raise will allow us to properly support the "full-stack" products as we roll Crew Calls out nationally, and as we expand both products overseas.

Hire no-code developers: Several of our newer products (Casting Cube UK, FilmfestO, ShotSpotz) were built using the no-code model of assembling applications by piecing together already created functional parts. This raise will allow us to move our no-code product from Alpha to Beta, thereby generating revenue, faster.

DIRECTORS, OFFICERS, AND MANAGERS

The officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Jagger	Chief Product Officer, Manager and Co-Founder	As the Company's Chief Product Officer, Mr. Jagger is responsible for overseeing the products and business expansion of the business. From 2018 to the present, Mr. Jagger also was the manager and co-founder of Casting Calls America LLC where he managed and supervised the business operations of the Company.	UC Davis (no graduation)
Bryan Heath	Chief Technology Officer, Manager and Co-Founder	As the Company's Chief Technology Officer, Mr. Heath is responsible for overseeing the technology of the Company's product offerings. From 1998 to the present, Mr. Heath was an IT supervisor for Placer County Water Agency, a California utility.	University of Phoenix, Computer Science (2007)
Kirk Uhler	Chief Executive Officer, Manager and Co-Founder	As the Company's Chief Executive Officer, Mr. Uhler is responsible for general oversight and the daily operations of the business of the Company. From 2018 to the present, Mr. Uhler also was a County Supervisor for Placer County, California, as an elected official with budgetary responsibility for a $1 billion annual budget and 2,300 employees.	UC Berkeley, Political Science (1989)

Indemnification

Under the Idaho Uniform Limited Liability Company Act, Idaho Code § 30-25-101 *et seq.*, a limited liability company shall reimburse a member of a member-managed company or the manager of a manager-managed company for any payment made by the member or manager in the course of the member's or manager's activities on behalf of the company, if the member or manager complied with sections 30-25-405, 30-25-407 and 30-25-409, Idaho Code, in making the payment. Also, a limited liability company shall indemnify and hold harmless a person with respect to any claim or demand against the person and any debt, obligation, or other liability incurred by the person by reason of the person's former or present capacity as a member or manager, if the claim, demand, debt, obligation, or other liability does not arise from the person's breach of section 30-25-405, 30-25-407 or 30-25-409, Idaho Code. In the ordinary course of its activities and affairs, a limited liability company may advance reasonable expenses, including attorney's fees and costs, incurred by a person in connection with a claim or demand against the person by reason of the person's former or present capacity as a member or manager, if the person promises to repay the company if the person ultimately is determined not to be entitled to be indemnified under subsection (b) of this section. A limited liability company may purchase and maintain insurance on behalf of a member or manager against liability asserted against or incurred by the member or manager in that capacity or arising from that status even if, under section 30-25-105(c)(7), Idaho Code, the operating agreement could not eliminate or limit the person's liability to the company for the conduct giving rise to the liability.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interest consists of 100% of the transferable interests of limited liability company interests (the "**Common Units**") At the closing of this Offering, assuming only the Target Offering Amount is sold, 100% of the transferable interests of the Company will be issued and outstanding.

Outstanding Transferable Interests

As of the date of this Form C, the Company's outstanding transferable interests consists of:

Type	Transferable Interests
Amount Outstanding	100% of Transferable Interests
Par Value Per Share	n/a
Voting Rights	1 vote per percentage of transferable interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may reallocate transferable interests which may limit, dilute or qualify the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit card payable, unearned revenue and accrued payroll
Creditor	Contractors
Amount Outstanding	$7,000
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
HJU Group, LLC	100% of Common Units	100%
Brian Jagger**, as beneficial owner of HJU Group, LLC**	35% of Common Units of HJU Group, LLC	35% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)
Bryan Heath**, as beneficial owner of HJU Group, LLC**	35% of Common Units of HJU Group, LLC	35% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)
Kirk Uhler**, as beneficial owner of HJU Group, LLC**	30% of Common Units of HJU Group, LLC	30% (indirectly of the Company, by virtue of beneficial ownership of HJU Group, LLC)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Slate Click, LLC (the "**Company**") was organized as a limited liability company on December 26, 2020 under the laws of the State of Idaho, and is headquartered in Boise, Idaho. The business of the Company was previously operated through Crew Calls America LLC and Casting Calls America LLC, an Idaho limited liability company organized on March 26, 2020, both of which are wholly owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017, which wholly owns the Company. As of January 1, 2021, the business operations of Crew Calls America LLC and Casting Calls America LLC were consolidated under the Company, along with other products of HJU Group, LLC.

Cash and Cash Equivalents

As of April 31, 2021 the Company had an aggregate of $11,000 in cash and cash equivalents, leaving the Company with capital to sustain its operations given its current cash-flow.

The Company does not have any subsidiaries and its financial statements are consolidated with the financial results of Crew Calls America, LLC, Casting Calls America LLC and HJU Group, LLC.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Transferable Interests	n/a	100% of Transferable Interests	n/a	December 27, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

HJU Group, LLC presently owns the transferable interests of Slate Click, LLC, and of Casting Calls America LLC and Crew Calls America, LLC. The business of the Company was previously operated through Crew Calls America, LLC and Casting Calls America LLC, the business of both of which was previously owned by HJU Group, LLC until January 1, 2021, when each of Crew Calls America, LLC and Casting Calls America entered into a contribution and assignment agreement under which their respective business operations and certain assets were consolidated into the Company, along with HJU Group, LLC's entering into a contribution and assignment agreement under which all other entertainment-related software products of HJU Group, LLC were likewise consolidated into the Company. Under each of such contribution and assignment agreements, no financial consideration was exchanged and each of did HJU Group, LLC, Crew Calls America, LLC or Casting Calls America LLC acknowledged to the Company that (i) no right to use certain property was retained, (ii) no operations or affairs using such property would be engaged in the entertainment industry, (iii) Company has no obligation to it with respect to the contributed and assigned property after execution of such agreement, including to account for any profits, and (iv) it agrees not to challenge the validity of the Company's ownership of such property. The beneficial owners of HJU Group, LLC are Kirk Uhler, our Chief Executive Officer and Manager; Brian Jagger, our Chief Product Officer and Manager; and Bryan Heath, our Chief Technology Officer and Manager, each of whom beneficially own 30%, 35% and 35%, respectively, of HJU Group, LLC, and serve as a Manager thereof.

HJU Group, LLC currently owns 69.63% of the transferable interests of Paranormal Prison, LLC. The remaining minority interest of Paranormal Prison LLC is own by unrelated third parties.

22

Payments to The Rensa Group, LLC., a California limited liability company, which is beneficially owned by Kirk Uhler, and who is its manager, was $10,200 in 2019 for rent and travel expenses. Payments to The Kaba Group, LLC, an Idaho limited liability company, which is owned by Brian Jagger, and who is its Manager, for site design and management totaled $74,100 and $59,700 in 2020 and 2019, respectively.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $7,500,000 divided by the aggregate number of transferable interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred transferable interests and all outstanding vested or unvested options or warrants to purchase transferable interests, but excluding (i) units of transferable interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to transferable interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive) (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Transferable Interests of the Company equal to the Purchase Amount divided by the quotient of (a) $7,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's transferable interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units of transferable interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued transferable interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of transferable interests granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred transferable interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued transferable interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such transferable interests, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred transferable interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Transferable Interests as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Transferable Interests upon a Dissolution Event and (iii) all holders of Common Transferable Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any transferable interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any transferable interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the transferable interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough transferable interests authorized to issue upon the conversion of the Securities, because the amount of transferable interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Transferable Interests, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kirk Uhler
_____
(Signature)

Kirk Uhler
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Jagger
_____
(Signature)

Brian Jagger
_____
(Name)

Manager
_____
(Title)

June 11, 2021
_____
(Date)

/s/ Bryan Heath
_____
(Signature)

Bryan Heath
_____
(Name)

Manager
_____
(Title)

June 11, 2021
_____
(Date)

/s/ Kirk Uhler

_____
(Signature)

Kirk Uhler
_____
(Name)

Manager
_____
(Title)

June 11, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Slate Click, LLC (the "Company") an Idaho LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Slate Click, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in retained earnings, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 26, 2021

Vincenzo Mongio


Slate Click, LLC
Statement of Financial Position
For the Period Ending December 31, 2020 and December 31, 2019
(unaudited)


ASSETS	2020	2019
Current Assets:		
Cash and cash equivalents	1,019	-
Stripe Account Balance	1,245	1,013
Investments	-	-
Total Current Assets	2,264	1,013
Fixed Assets, net	-	-
TOTAL ASSETS	2,264	1,013

LIABILITIES AND MEMBERS INTERESTS		
Liabilities:		
Credit card payables	3,806	4,099
Other liabilities - bank deficit	-	17,531
Unearned Revenue	2,795	300
Accrued Payroll	1,000	-
Total Current Liabilities	7,601	21,930
Members Equity:	(5,337)	(20,917)
TOTAL LIABILITIES AND MEMBERS EQUITY	2,264	1,013

Slate Click, LLC
STATEMENT OF OPERATIONS
For the Period Through January 1, 2019 and December 31, 2020
(unaudited)

	2020	2019
Revenues	436,100	412,271
Other Revenue	9,605	(1,562)
Stripe Fees	25,321	26,055
Cost of revenues	260,857	198,063
Gross Profit (Loss)	159,527	186,591
Operating Expenses:		
General and administrative	27,884	66,120
Sales and marketing	51,264	47,569
Total Operating Expenses	79,148	113,689
Operating Income (Loss)	80,379	72,902
Interest expense	10,742	4,906
Other expenses	-	-
Net Income (Loss)	69,637	67,996

Slate Click, LLC
STATEMENT OF CASH FLOWS
For the Period Ending December 31, 2020 and December 31, 2019
(unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	69,637	67,996
	-	-
Changes in operating assets and liabilities		
Decrease (Increase) in Stripe receivables	(232)	2,552
Increase (Decrease) in Credit card payables	(293)	4,099
Increase (Decrease) in other liabilities	3,495	300
Net cash provided (used) in operating activities	72,607	74,947
Investing Activities		
Decrease (Increase) in investments	-	-
Net change in cash from investing activities	-	-
Financing Activities		
Withdrawals by Members	(54,057)	(96,410)
	-	-
Net change in cash from financing activities	(54,057)	(96,410)
Net change in cash and cash equivalents	18,550	(21,463)
Cash and cash equivalents at beginning of period	(17,531)	3,932
Cash and cash equivalents at end of period	1,019	(17,531)


Slate Click, LLC
STATEMENT OF RETAINED EARNINGS
For the Period Ending December 31, 2020 and December 31, 2019
(unaudited)


	2020	**2019**
Members Equity Beginning of Year	(20,917)	7,497
Net Income (Loss)	69,637	67,996
Contributions	-	-
Withdrawals by Members	(54,057)	(96,410)
Members Equity End of Year	(5,337)	(20,917)
Members Equity End of Year	(5,337)	(20,917)

Slate Click, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019
(unaudited) USD$

NOTE 1 - NATURE OF OPERATIONS

Slate Click, LLC, a privately held limited liability company organized in Idaho in 2020. Slate Click, LLC is owned by HJU Group LLC a privately held limited liability company organized in Idaho in 2017. The company is an information technology and services company providing software and digital resources for the entertainment industry.

Slate Click, LLC's flagship product as of January 1, 2021 is Casting Calls America (CastingCallsAmerica.com) a service (SaaS) that owns and operates 33 regionally focused casting call listing and submission management websites and is an official IMDbPro (www.imdb.com) Casting Call Listing Provider.   In previous years, operations of Casting Calls America were under HJU Group LLC's whole owned subsidiary, Casting Calls America, LLC. As of January 1, 2021 they were reorganized under Slate Click, LLC along with other HJU Group LLC products.

The Company is presently undergoing an equity crowdfunding campaign to raise up to $1.07M in Simple Agreements for Future Equity (SAFE) for raise operating capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of Slate Click, LLC conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the year presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the in the United States of America. A host of factors beyond The Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect The Company's financial condition and the results of its operations.

Concentration of Credit Risks

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company may maintain balances more than federally insured limits.

Slate Click, LLC's uses Stripe for as its payment processor. Stripe is an American financial services and software as a service (SaaS) company headquartered in San Francisco, California. Stripe primarily offers payment processing software and application programming interfaces (APIs) for e-commerce websites and mobile applications. Over 95% of Slate Click, LLC's payments come from using Stripe. Fees paid to Stripe were $25,321 and $26,055 in 2020 and 2019, respectively.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, and 2019, the Company has $1,019 and <$17,531> of cash on hand, respectively.

Fixed Assets

The Company does not currently maintain equipment, furnishings, or other fixed assets, other than some small items that are generally expensed.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- **Level 1** – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- **Level 2** – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- **Level 3** – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

    a.   the customer simultaneously receives and consumes the benefits as the entity performs;
    b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
    c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company generates revenues by selling a subscription service to actors and other entertainment professionals who are looking to find work in the film and entertainment industry. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred revenue of $300 and $2,750 for the years ended 2019 and 2020 respectively for prepaid subscriptions with remaining performance obligations.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $51,264 and $47,569, respectively, for the years ended December 31, 2020 and 2019.

NOTE 3 - RELATED PARTY

HJU Group, LLC currently owns 100% of Slate Click, LLC, 100% of Casting Calls America, LLC (now operating under Slate Click, LLC). The financial presented here represent a consolidation of Casting Calls America, LLC and HJU Group, LLC for 2020 and 2019 which will be now under Slate Click, LLC.

HJU Group, LLC currently owns 69.63% of Paranormal Prison, LLC. The remaining minority interest of Paranormal Prison LLC is own by unrelated third parties. This entity is not presented in consolidation.

Payments to The Rensa Group (owned by one of the shareholders in HJU Group, LLC) was $10,200 in 2019 for rent and other expenses. Payments to The Kaba Group (owned by one of the shareholders in HJU Group, LLC) for site design and management totaled $74,100 and $59,700 in 2020 and 2019, respectively.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company files its tax as an LLC filing as a partnership.

NOTE 5 – EQUITY

The company is a Limited Liability Company. HJU Group, LLC currently has three individual members.

NOTE 6 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 7 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – MANAGEMENT'S EVALUATION

Management has evaluated subsequent events through May 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name

Slate Click

Logo



SLATE CLICK

Headline

Casting made easy™ - Casting Calls and Crew Calls Software for Everywhere

Hero Image



SLATE CLICK
CASTING CALLS AMERICA
CREW CALLS AMERICA
Crew Projects
On-Going prod
Project Details
1 POSITION
Black Friday
Sacramento Casting
Dashboard
VIEW / EDIT PROFILE
OPEN ROLES
APPLIED ROLES
IMDbPro
Jobs
Refine

Tags

B2C, B2B, SAAS, Media & entertainment, Profitable, Bootstrapped, $250K+ revenue, Coming soon

Pitch text

Summary

- Operating SaaS platforms helping actors and film crew find work
- Over 200K followers on social media
- $115 average LTV/customer, with $10 CAC covered by activation fee
- Official IMDbPro (an Amazon company) listing partner
- $1.7M in lifetime revenue (as of April 2021)
- Available in 33+ U.S. cities, adding UK & MENA
- Own several other SaaS brands serving the same audience

Problem

Casting platforms are fractious and don't represent everyone - everywhere - in the industry

Casting call platforms have become one of the most popular ways to start a career in the film, theater, and television industry. But most casting call platforms are limited in scope and don't represent the vast majority of people looking for work. There are no regionally focused casting call software platforms or local crew-specific hiring platforms.



Predominant Cast & Crew
Site Coverage Before Slate Click

A lack of regionally focused cast and crew hiring platforms has limited the production industry in those markets, and made finding work harder for tens of thousands of people. Producers hiring regionally thus also have trouble finding qualified talent – for both those in-front of and behind the camera.

Solution

Regional cast & crew call platforms for the entertainment and production industry

Slate Click's flagship product, **Casting Calls America**, consists of a network of 30+ regionally focused sites that help people find acting roles.



Casting Calls America helps actors in all areas of acting, such as live theater, films, commercials, voice acting, audiobooks, etc. We also help fill roles in underserved areas such as industrial employee tutorials, car ads, and cruise ship entertainment.



2014

Started with one site to solve the problem - no locally focused casting call software. We quickly realized Sacramento wasn't alone in needing options for production professionals.

NOW





30+ regional sites serving thousands of actors and production professionals throughout the United States.

And now... in 2021, we're launching **Crew Calls America**, with 30+ regionally-focused crew call listings sites to help those same productions find the best behind-the-camera crew in their area and beyond.

Product

Slate Click: finding and getting hired as cast & crew has never been easier

Our flagship brand **Casting Calls America** solves the problem of non-regional (Los Angeles/New York) casting call software platforms by focusing on individual regional call listing sites across the country. Our sites also allow for INSTANT AUDITIONS. Those casting can list the audition directions in their post, and actors can submit their video auditions – all within our platform.



PROBLEM: No professional regionally focused casting call software platforms.

SOLUTION: Individual regionally focused casting call listing sites, with the same design and infrastructure, servicing underserved markets.

INSTANT AUDITION

1. Receive sides/script.
2. Record.
3. Upload.



EXCLUSIVELY ON



Crew Calls America helps productions find qualified set crew, as well as pre- and post-production staff.



PROBLEM: Productions also need to find their crew.

SOLUTION: A network of sites like those offered by Casting Calls America, but for crew positions, including a unique and merit based review/endorsement feature to help those hiring crew know whom to hire.

Traction

Actors & crew needed





Casting Calls America operates our regional model in 33 US cities, runs three national brands (Faith Based Casting, Child Actor Casting, Plus Size Casting), and is quickly expanding to other regional and international markets.

Gross volume
$1.68M
Jan 2014
Feb 2021





- Generated $1.7M in lifetime revenue ($400K+ in 2020 alone).
- Expected MRR growth from $35K in 2020 to $65K in 2021.

In early 2021, we formally announced our partnership with Amazon's IMDbPro. **Slate Click operates two of the five brands currently partnered with IMDbPro.**



AP IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreeme... Top Stories Topics Video Listen

ADVERTISEMENT

CREW CALLS AMERICA

PRESS RELEASE: Paid content from Business Wire

IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreements With Staff Me Up, Casting Calls America and Crew Calls America

February 25, 2021

Casting Notices on IMDbPro
Now including Staff Me Up, Casting Calls America and Crew Calls America

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere. (Photo: Business Wire)

Press release content from Business Wire. The AP news staff was not involved in its creation.

Click to copy

LOS ANGELES--(BUSINESS WIRE)--Feb 25, 2021--

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere.

ADVERTISEMENT

CREW CALLS AMERICA

Trending on AP News

Montana man fined for yelling at neighbor in flag dispute

All listings from **Casting Calls America** and **Crew Calls America** are shared to, and part of, IMDbPro's jobs database.



IMDbPro
Search and Discover
Home
Jobs
People
Titles
Companies
Box Office
News
Notifications
Help
Casting Calls America, Paid, Unpaid
Clear all
Supporting 18 - 30
Presenter
on PROTECT
Paid
Non-Union | Video
Starts March 29, 2021 | Sacramento, California, United States
Posted 1 hour ago
Details ›
Background 2 - 80
Extras
on Movie Extras Wanted
Paid
Non-Union | Feature Film
Starts April 28, 2021 | Unknown, Tennessee, United States
Posted 14 hours ago
Details ›
Lead 15 - 79
Addicted to Online
on Casting Online Addicts for New Documentary
Paid
Non-Union | TV Series
Starts June 30, 2021 | Portland, Oregon, United States
Supporting Female 32 - 55
Haileys Mom Francis
on Attack of the Mortapillerz!
Paid
Non-Union | Feature Film
Starts March 27, 2021 | Portland, Oregon, United States
MacBook Pro

IMDbPro
Search and Discover
Notifications
Help
Home
Jobs
People
Titles
Companies
Box Office
News
Crew Calls America, Paid, Unpaid
Clear all
Sound Department
on Reality golf
Paid
Non-Union | Other
Starts April 25, 2021 | Pittsburgh, Pennsylvania, United States
Posted 2 days ago
Details ›
Stunts
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Electrical Department
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Casting Director
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
CREW CALLS AMERICA
MacBook Pro

This year, we anticipate new launches and increased revenue streams from other portfolio brands as well.



International expansion to the United Kingdom, launching in 2021, over 1k pre-registered.



Filming location scouting app, similar to AirBNB, but for film/production shoot locations.

Set safety log app, for COVID-19 safety, used by numerous brands on their sets, including; Starbucks, Target and TV shows like Battlebots and America's Top Dog.



Film Festivals Online - Home of several succesful events in 2020.



Your browser does not support HTML5 video.

Customers

Used by local, national, and international brands

Slate Click has helped projects purchased, produced, or distributed by some of the largest entertainment companies, such as HBO, Disney, and Lionsgate. Our products have also been used on projects for multinational brands and companies such as Nike, Microsoft, and Hallmark.

SONY

HBO

NETFLIX

Disney

LIONSGATE®

NIKE

 Microsoft

Hallmark

GCU

Caring Geisinger



Logos are the property of the represented brands and do not imply endorsement.

Casting Calls America has grown its impact year-over-year:

- Combined social media following of over 200,000 followers.
- Over 230,000 unique user contacts collected from those interested in acting.
- Over 20,000 paid subscribers lifetime.

 **Crew Calls America** officially launches this year (2021), with over 1k early-adopters already signed up.

And in 2020...

 **Back to Set App** - significant special order revenue while introducing Slate Click products to hundreds of production professionals.

 **FilmFestO** - hosted a half dozen online film festivals, exposing thousands of first-time users to Casting Calls America.

Special projects have also brought in additional roles posted and revenue:

Artificial Intelligence Leader

 

Synthesia.io & Casting Calls America partnered to provide actors to Synthesia's AI video avatar program. More than 20 actors were cast and receive on-going royalties through this partnership.



CASTING
CALLS
AMERICA
CANVA STORIES

KTLA 5
MORNING NEWS
SEGMENTS
NEWS
ENTERTAINMENT
TECHNOLOGY
CONTESTS
COMMUNITY
TRAFFIC
TECHNOLOGY
This AI-powered Santa can deliver a personalized video message to your friends or family and it looks totally real
Custom Santa Greeting
Send an AI video greeting
FROM: Santa TO: Your Friend
by: Rich DeMuro
Posted: Dec 3, 2020 / 06:06 AM PST / Updated: Dec 3, 2020 / 06:14 AM PST
Can't sit on Santa's lap this year?
A free, personalized video greeting from an AI-powered Santa might be the next best thing!
A company called Synthesis has created an AI Santa that can say whatever you want. Well, within reason.

Business Model

B2B/B2C SaaS platform

Slate Click offers our casting & crew software for free to those posting roles or jobs on our sites. Our revenue comes from our B2C clients who pay a one-time activation fee of $10 (which usually covers our CAC of approx. $10) and pay an ongoing $9.95/month subscription fee.

Actors using a **Casting Calls America** site can create profiles for free and view roles, but must pay a subscription fee to apply to the site's roles. This same model applies to production crew professionals using our **Crew Calls America** sites.

Our low operational and customer acquisition costs have helped us quickly reach profitability.



LTV
CAC
GOC
$115 avg.
$10 avg.
$1.20 p/m avg.
The average customer lifetime value (LTV) is $115. Our general operation costs (hosting and maintaining the platform) are minimal, at approximately $1.20/subscriber per month.

Market

Nearly 60M+ potential customers in the US alone

According to Facebook, 25M+ people are identified as being interested in "filmmaking," and 28M+ are interested in "acting."

The content production industry is constantly growing; and new distribution platforms are driving significant need for people both in front of and behind the camera.

The Market:



 6.6 M people in the U.S. are identified as being interested in "Voice Acting"

 25M people in the U.S. are identified as being interested in "Filmmaking"

 28M people in the U.S. are identified as being interested in "Acting"

Facebook graph est. audience result for quoted search term of "interest," as of Apr 2021

If you have local TV stations, you have local commercials; and this means you have local production cast and crew needs.

As the 'influencer' world grows, so do the opportunities for those influencers to collaborate with other influencers. Our platforms help them do this.

Competition

Our evolving and diversified product portfolio sets us apart

A quick scan of other casting websites in the U.S. would show that they have mostly Los Angeles or New York market listings. They also have outdated software – some haven't changed in over a decade.

Our **strong and diversified casting platforms create a truly "national" market**, allowing us to target other large and medium sized cities full of production activity that are otherwise ignored by "Hollywood."

Vision

Grow to 100K+ paying users by the end of 2023

Slate Click plans to continue growing our platforms' recognition and access – expanding **Casting Calls America** and now **Crew Calls America** – through targeted marketing and word-of-mouth from our strong social media presence. We are **targeting 100K+ paying subscribers by the end of 2023, or nearly $15M ARR.**



SLATE CLICK - Future Revenue Projections

Anticipated combined brand **ARR of $26M+ by EOY 2025**

● = COMBINED BRAND REVENUE
● = Casting Calls America Revenue
● = Crew Calls America Revenue
● = Other Slate Click Brands Revenue

Investors

Bootstrapped to date

No previous outside investment. All Slate Click platforms were built from scratch by the founding – and still operating – team!

With your investment, Slate Click will be able to expand all platforms, especially **Crew Calls America** and it's ready-to-go 30+ sites and already established IMDbPro integration.

We're in a period of **rapid growth**, evolving and expanding our products and the geographic areas we serve in the US and internationally.



Staffing Plans Include:

- Hiring an industry ambassador to help us reach targeted contacts in production studios.
- Hiring additional user support, marketing and full-stack development staff.
- Expanding our use of no-code development tools, and hiring no-code developers, to build and launch more features and services faster and at a lower cost to all.

*Prior to Republic campaign, company was bootstrapped to date

Meet our founders



BRIAN JAGGER

Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.



KIRK UHLER

Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal, compliance and finance.

BRYAN HEATH



Heath has worked in the IT field since 1994, programming since 2004. Original co-founder of Sacramento Casting which became and is now part of Casting Calls America. Serves as the Chief Technology Officer for Slate Click.

NOTE: As of January 1, 2021, all business operations of Casting Calls America LLC, Crew Calls America LLC, and all other entertainment-related software products of HJU Group LLC were consolidated into Slate Click LLC. For additional information, please refer to our Form C.

Team

	Kirk Uhler	Partner and Chief Executive Officer	Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal compliance and finance.
	Brian Jagger	Co-Founder, Partner and Chief Product Officer	Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.
	Saylor Fisher	Director of Marketing	
	Bryan Heath	Co-Founder, Partner and Chief Technology Officer	
	Todd Haberkorn	Advisory Panel - Voice Actor/Actor/Director	
	Beverly Holloway	Advisory Panel - Casting Director	
	Rick Cosnett	Advisory Panel - Actor	
	Craig "Burnie" Burns	Advisory Panel - Media Futurist	

Perks

$100	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice).
$200	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$500	Investor page listing. Six month subscription (for you or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$1,000	Associate Producer listing on our interview show "And, Action" Investor page listing. One-year subscription (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$2,500	Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$5,000	Custom "Slate Click" and investor's name Directors Chair. Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SLATE CLICK, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Slate Click, LLC, an Idaho limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

> (ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means transferable interests of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "transferable interests" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other transferable, capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred transferable interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   **THE INVESTOR FURTHER ACKNOWLEDGES THAT IT HAS READ, UNDERSTOOD, AND HAD AMPLE OPPORTUNITY TO ASK COMPANY QUESTIONS ABOUT ITS BUSINESS PLANS, "RISK FACTORS," AND ALL OTHER INFORMATION PRESENTED IN THE COMPANY'S FORM C AND THE OFFERING DOCUMENTATION FILED WITH THE SEC.**

(L)   **THE INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A <u>TOTAL LOSS</u> OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.**

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Idaho, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SLATE CLICK, LLC

By:
Name: Kirk Uhler
Title: Manager
Address: 1553 North Milwaukee Street, 312, Boise, ID
Email: kirk@hjugroup.io

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Slate Click, LLC, an Idaho limited liability company (the "*Company*") and [Investor Name] ("*Member"*)*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Idaho Uniform Limited Liability Company Act, Idaho Code § 30-25-407(d) to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                         LLC d/b/a Republic
Date   Date

EXHIBIT D

"Testing the Waters" Material



Republic

Company Name	Slate Click
Logo	
Headline	Casting made easy™ - Casting Calls & Crew Calls Software for Everywhere



Hero Image



SLATE CLICK
CASTING
CALLS
AMERICA
CREW
CALLS
AMERICA
Crew Projects
On-Going prod
Black Friday
Project Details
1 POSITION
Sacramento Casting
Dashboard
VIEW / EDIT PROFILE
OPEN ROLES
APPLIED ROLES
IMDbPro
Jobs
Refine

Tags

Employment, B2C, B2B, SAAS, Media & entertainment, Profitable, Bootstrapped, Coming soon

Pitch text

Summary

- Operating SaaS platforms helping actors and film crew find work
- Over 200K followers on social media
- $115 average LTV/customer, with $10 CAC covered by activation fee
- Official IMDbPro (an Amazon company) listing partner
- $1.7M lifetime revenue
- Available in 33+ U.S. cities, adding UK & MENA
- Own several other SaaS brands serving the same audience

Problem

Casting platforms are fractious and don't represent everyone - everywhere - in the industry

Casting call platforms have become one of the most popular ways to start a career in the film, theater, and television industry. But most casting call platforms are limited in scope and don't represent the vast majority of people looking for work. There are no regionally focused casting call software platforms or local crew-specific hiring platforms.


Predominant Cast & Crew
Site Coverage Before Slate Click

A lack of regionally focused cast and crew hiring platforms has limited the production industry in those markets, and made finding work harder for tens of thousands of people. Producers hiring regionally thus also have trouble finding qualified talent – for both those in-front of and behind the camera.

Solution

Regional cast & crew call platforms for the entertainment and production industry

Slate Click's flagship product, **Casting Calls America**, consists of a network of 30+ regionally focused sites that help people find acting roles.



Active Markets

Casting Calls America helps actors in all areas of acting, such as live theater, films, commercials, voice acting, audiobooks, etc. We also help fill roles in underserved areas such as industrial employee tutorials, car ads, and cruise ship entertainment.



2014

Started with one site to solve the problem - no locally focused casting call software. We quickly realized Sacramento wasn't alone in needing options for production professionals.

NOW





30+ regional sites serving thousands of actors and production professionals throughout the United States.

And now... in 2021, we're launching **Crew Calls America**, with 30+ regionally-focused crew call listings sites to help those same productions find the best behind-the-camera crew in their area and beyond.

Product

Slate Click: finding and getting hired as cast & crew has never been easier

Our flagship brand **Casting Calls America** solves the problem of non-regional (Los Angeles/New York) casting call software platforms by focusing on individual regional call listing sites across the country. Our sites also allow for INSTANT AUDITIONS. Those casting can list the audition directions in their post, and actors can submit their video auditions – all within our platform.



PROBLEM: No professional regionally focused casting call software platforms.

SOLUTION: Individual regionally focused casting call listing sites, with the same design and infrastructure, servicing underserved markets.

INSTANT AUDITION

1. Receive sides/script.
2. Record.
3. Upload.



EXCLUSIVELY ON



Crew Calls America helps productions find qualified set crew, as well as pre- and post-production staff.



PROBLEM: Productions also need to find their crew.

SOLUTION: A network of sites like those offered by Casting Calls America, but for crew positions, including a unique and merit based review/endorsement feature to help those hiring crew know whom to hire.

Traction

Actors & crew needed





Casting Calls America operates our regional model in 33 US cities, runs three national brands (Faith Based Casting, Child Actor Casting, Plus Size Casting), and is quickly expanding to other regional and international markets.

Gross volume
$1.68M
Jan 2014
Feb 2021





- Generated $1.7M in lifetime revenue ($400K+ in 2020 alone).
- Expected MRR growth from $35K in 2020 to $65K in 2021.

In early 2021, we formally announced our partnership with Amazon's IMDbPro. **Slate Click operates two of the five brands currently partnered with IMDbPro.**



AP

IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreeme...

Top Stories Topics Video Listen

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CREW CALLS AMERICA

PRESS RELEASE: Paid content from Business Wire

IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreements With Staff Me Up, Casting Calls America and Crew Calls America

February 25, 2021

Casting Notices on IMDbPro

Now including Staff Me Up, Casting Calls America and Crew Calls America

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere. (Photo: Business Wire)

ADVERTISEMENT

CREW CALLS AMERICA

Trending on AP News

Montana man fined for yelling at neighbor in flag dispute

Press release content from Business Wire. The AP news staff was not involved in its creation.

Click to copy

LOS ANGELES--(BUSINESS WIRE)--Feb 25, 2021--

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere.

All listings from **Casting Calls America** and **Crew Calls America** are shared to, and part of, IMDbPro's jobs database.



IMDbPro
Search and Discover
Home
Jobs
People
Titles
Companies
Box Office
News
Notifications
Help
Casting Calls America, Paid, Unpaid
Clear all
Supporting 18 - 30
Presenter
on PROTECT
Paid
Non-Union | Video
Starts March 29, 2021 | Sacramento, California, United States
Posted 1 hour ago
Details ›
Background 2 - 80
Extras
on Movie Extras Wanted
Paid
Non-Union | Feature Film
Starts April 28, 2021 | Unknown, Tennessee, United States
Posted 14 hours ago
Details ›
Lead 15 - 79
Addicted to Online
on Casting Online Addicts for New Documentary
Paid
Non-Union | TV Series
Starts June 30, 2021 | Portland, Oregon, United States
Supporting Female 32 - 55
Haileys Mom Francis
on Attack of the Mortapillerz!
Paid
Non-Union | Feature Film
Starts March 27, 2021 | Portland, Oregon, United States
MacBook Pro

IMDbPro
Search and Discover
Notifications
Help
Home
Jobs
People
Titles
Companies
Box Office
News
Crew Calls America, Paid, Unpaid
Clear all
Sound Department
on Reality golf
Paid
Non-Union | Other
Starts April 25, 2021 | Pittsburgh, Pennsylvania, United States
Posted 2 days ago
Details ›
Stunts
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Electrical Department
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Casting Director
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
MacBook Pro

This year, we anticipate new launches and increased revenue streams from other portfolio brands as well.



International expansion to the United Kingdom, launching in 2021, over 1k pre-registered.



Filming location scouting app, similar to AirBNB, but for film/production shoot locations.

Set safety log app, for COVID-19 safety, used by numerous brands on their sets, including; Starbucks, Target and TV shows like Battlebots and America's Top Dog.



Film Festivals Online - Home of several succesful events in 2020.



Your browser does not support HTML5 video.

Customers

Used by local, national, and international brands

Slate Click has helped projects purchased, produced, or distributed by some of the largest entertainment companies, such as HBO, Disney, and Lionsgate. Our products have also been used on projects for multinational brands and companies such as Nike, Microsoft, and Hallmark.

SONY

HBO

NETFLIX

Disney

LIONSGATE®

NIKE

Microsoft

Hallmark

GCU

 Geisinger



Logos are the property of the represented brands and do not imply endorsement.

Casting Calls America has grown its impact year-over-year:

- Combined social media following of over 200,000 followers.
- Over 230,000 unique user contacts collected from those interested in acting.
- Over 20,000 paid subscribers lifetime.

 **Crew Calls America** officially launches this year (2021), with over 1k early-adopters already signed up.

And in 2020...

 **Back to Set App** - significant special order revenue while introducing Slate Click products to hundreds of production professionals.

 **FilmFestO** - hosted a half dozen online film festivals, exposing thousands of first-time users to Casting Calls America.

Special projects have also brought in additional roles posted and revenue:

Artificial Intelligence Leader

 

Synthesia.io & Casting Calls America partnered to provide actors to Synthesia's AI video avatar program. More than 20 actors were cast and receive on-going royalties through this partnership.


CASTING
CALLS
AMERICA
TECHNOLOGY
This AI-powered Santa can deliver a personalized video message to your friends or family and it looks totally real
Custom Santa Greeting
Send an AI video greeting
FROM: Santa TO: Your Friend
by: Rich DeMuro
Posted: Dec 3, 2020 / 06:06 AM PST / Updated: Dec 3, 2020 / 06:14 AM PST
Can't sit on Santa's lap this year?
A free, personalized video greeting from an AI-powered Santa might be the next best thing!
A company called Synthesis has created an AI Santa that can say whatever you want. Well, within reason.

Business Model

B2B/B2C SaaS platform

Slate Click offers our casting & crew software for free to those posting roles or jobs on our sites. Our revenue comes from our B2C clients who pay a one-time activation fee of $10 (which usually covers our CAC of approx. $10) and pay an ongoing $9.95/month subscription fee.

Actors using a **Casting Calls America** site can create profiles for free and view roles, but must pay a subscription fee to apply to the site's roles. This same model applies to production crew professionals using our **Crew Calls America** sites.

Our low operational and customer acquisition costs have helped us quickly reach profitability.


LTV
$115 avg.
CAC
$10 avg.
GOC
$1.20 p/m avg.
The average customer lifetime value (LTV) is $115. Our general operation costs (hosting and maintaining the platform) are minimal, at approximately $1.20/subscriber per month.

Market

Nearly 60M+ potential customers in the US alone

According to Facebook, 25M+ people are identified as being interested in "filmmaking," and 28M+ are interested in "acting."

The content production industry is constantly growing; and new distribution platforms are driving significant need for people both in front of and behind the camera.

The Market:





 6.6 M people in the U.S. are identified as being interested in "Voice Acting"

 25M people in the U.S. are identified as being interested in "Filmmaking"

28M people in the U.S. are identified as being interested in "Acting"

SOURCE: Facebook graph est. audience result for quoted search term of "interest."

If you have local TV stations, you have local commercials; and this means you have local production cast and crew needs.

As the 'influencer' world grows, so do the opportunities for those influencers to collaborate with other influencers. Our platforms help them do this.

Competition

Our evolving and diversified product portfolio sets us apart

A quick scan of other casting websites in the U.S. would show that they have mostly Los Angeles or New York market listings. They also have outdated software – some haven't changed in over a decade.

Our **strong and diversified casting platforms create a truly "national" market**, allowing us to target other large and medium sized cities full of production activity that are otherwise ignored by "Hollywood."

Vision

Grow to 100K+ paying users by the end of 2023

Slate Click plans to continue growing our platforms' recognition and access – expanding **Casting Calls America** and now **Crew Calls America** – through targeted marketing and word-of-mouth from our strong social media presence. We are **targeting 100K+ paying subscribers by the end of 2023, or nearly $15M ARR.**



SLATE CLICK - Future Revenue Projections

Anticipated combined brand **ARR of $26M+ by EOY 2025**

● ——— ● = COMBINED BRAND REVENUE
● ——— ● = Casting Calls America Revenue
● ——— ● = Crew Calls America Revenue
● ——— ● = Other Slate Click Brands Revenue

Investors

Bootstrapped to date

No previous outside investment. All Slate Click platforms were built from scratch by the founding – and still operating – team!

With your investment, Slate Click will be able to expand all platforms, especially **Crew Calls America** and it's ready-to-go 30+ sites and already established IMDbPro integration.

We're in a period of **rapid growth**, evolving and expanding our products and the geographic areas we serve in the US and internationally.



Staffing Plans Include:

- Hiring an industry ambassador to help us reach targeted contacts in production studios.
- Hiring additional user support, marketing and full-stack development staff.
- Expanding our use of no-code development tools, and hiring no-code developers, to build and launch more features and services faster and at a lower cost to all.

Founders

Meet our founders



BRIAN JAGGER

Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.



KIRK UHLER

Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal, compliance and finance.



BRYAN HEATH

Heath has worked in the IT field since 1994, programming since 2004. Original co-founder of Sacramento Casting which became and is now part of Casting Calls America. Serves as the Chief Technology Officer for Slate Click.

NOTE: All Slate Click companies were merged together in December 2020 as "Slate Click," but operations for Sacramento Casting - the first site - began in 2014.

Team



	Kirk Uhler	Partner and Chief Executive Officer	Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal compliance and finance.
	Brian Jagger	Co-Founder, Partner and Chief Product Officer	Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.
	Saylor Fisher	Director of Marketing	
	Bryan Heath	Co-Founder, Partner and Chief Technology Officer	
	Todd Haberkorn	Advisory Panel - Voice Actor/Actor/Director	
	Beverly Holloway	Advisory Panel - Casting Director	
	Rick Cosnett	Advisory Panel - Actor	

Perks

$100	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice).
$200	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$500	Investor page listing. Six month subscription (for you or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$1,000	Associate Producer listing on our interview show "And, Action" Investor page listing. One-year subscription (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$2,500	Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$5,000	Custom "Slate Click" and investor's name Directors Chair. Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |



Company Name	Slate Click
Logo	
Headline	Casting made easy™ - Casting Calls & Crew Calls Software for Everywhere



Hero Image



SLATE CLICK
CASTING
CALLS AMERICA
CREW
CALLS AMERICA
Crew Projects
Boston
Active
On-Going prod
Project Details
Multiple productions
1 POSITION
Black Friday
Sacramento Casting
Dashboard
VIEW / EDIT PROFILE
OPEN ROLES
APPLIED ROLES
IMDbPro
Jobs
Refine

Tags

B2C, B2B, SAAS, Media & entertainment, Profitable, Bootstrapped, $250K+ revenue, Coming soon

Pitch text

Summary

- Operating SaaS platforms helping actors and film crew find work
- Over 200K followers on social media
- $115 average LTV/customer, with $10 CAC covered by activation fee
- Official IMDbPro (an Amazon company) listing partner
- $1.7M lifetime revenue
- Available in 33+ U.S. cities, adding UK & MENA
- Own several other SaaS brands serving the same audience

Casting platforms are fractious and don't represent everyone - everywhere - in the industry

Casting call platforms have become one of the most popular ways to start a career in the film, theater, and television industry. But most casting call platforms are limited in scope and don't represent the vast majority of people looking for work. There are no regionally focused casting call software platforms or local crew-specific hiring platforms.



Predominant Cast & Crew Site Coverage Before Slate Click

A lack of regionally focused cast and crew hiring platforms has limited the production industry in those markets, and made finding work harder for tens of thousands of people. Producers hiring regionally thus also have trouble finding qualified talent – for both those in-front of and behind the camera.

Regional cast & crew call platforms for the entertainment and production industry

Slate Click's flagship product, **Casting Calls America**, consists of a network of 30+ regionally focused sites that help people find acting roles.



Active Markets

Casting Calls America helps actors in all areas of acting, such as live theater, films, commercials, voice acting, audiobooks, etc. We also help fill roles in underserved areas such as industrial employee tutorials, car ads, and cruise ship entertainment.



2014

Started with one site to solve the problem - no locally focused casting call software. We quickly realized Sacramento wasn't alone in needing options for production professionals.

NOW





30+ regional sites serving thousands of actors and production professionals throughout the United States.

And now... in 2021, we're launching **Crew Calls America**, with 30+ regionally-focused crew call listings sites to help those same productions find the best behind-the-camera crew in their area and beyond.

Product

Slate Click: finding and getting hired as cast & crew has never been easier

Our flagship brand **Casting Calls America** solves the problem of non-regional (Los Angeles/New York) casting call software platforms by focusing on individual regional call listing sites across the country. Our sites also allow for INSTANT AUDITIONS. Those casting can list the audition directions in their post, and actors can submit their video auditions – all within our platform.



PROBLEM: No professional regionally focused casting call software platforms.

SOLUTION: Individual regionally focused casting call listing sites, with the same design and infrastructure, servicing underserved markets.

INSTANT AUDITION

1. Receive sides/script.
2. Record.
3. Upload.



EXCLUSIVELY ON



Crew Calls America helps productions find qualified set crew, as well as pre- and post-production staff.



PROBLEM: Productions also need to find their crew.

SOLUTION: A network of sites like those offered by Casting Calls America, but for crew positions, including a unique and merit based review/endorsement feature to help those hiring crew know whom to hire.

Traction

Actors & crew needed





Casting Calls America operates our regional model in 33 US cities, runs three national brands (Faith Based Casting, Child Actor Casting, Plus Size Casting), and is quickly expanding to other regional and international markets.

Gross volume
$1.68M
Jan 2014
Feb 2021





- Generated $1.7M in lifetime revenue ($400K+ in 2020 alone).
- Expected MRR growth from $35K in 2020 to $65K in 2021.

In early 2021, we formally announced our partnership with Amazon's IMDbPro. **Slate Click operates two of the five brands currently partnered with IMDbPro.**



AP
IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreeme...
Top Stories
Topics
Video
Listen
CREW CALLS AMERICA
PRESS RELEASE: Paid content from Business Wire
IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreements With Staff Me Up, Casting Calls America and Crew Calls America
February 25, 2021
Casting Notices on IMDbPro
Now including Staff Me Up, Casting Calls America and Crew Calls America
ADVERTISEMENT
CREW CALLS AMERICA
Trending on AP News
Montana man fined for yelling at neighbor in flag dispute
Press release content from Business Wire. The AP news staff was not involved in its creation.
Click to copy
LOS ANGELES--(BUSINESS WIRE)--Feb 25, 2021--
IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere.

All listings from **Casting Calls America** and **Crew Calls America** are shared to, and part of, IMDbPro's jobs database.



IMDbPro
Search and Discover
Home
Jobs
People
Titles
Companies
Box Office
News
Casting Calls America, Paid, Unpaid
Clear all
Supporting 18 - 30
Background 2 - 80
Lead 15 - 79
Supporting Female 32 - 55
Paid
Details ›
MacBook Pro

IMDbPro
Search and Discover
Notifications
Help
Home
Jobs
People
Titles
Companies
Box Office
News
Crew Calls America, Paid, Unpaid
Clear all
Sound Department
on Reality golf
Paid Non-Union | Other
Starts April 25, 2021 | Pittsburgh, Pennsylvania, United States
Posted 2 days ago
Details ›
Stunts
on Black Friday
Paid Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Electrical Department
on Black Friday
Paid Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Casting Director
on Black Friday
Paid Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
MacBook Pro

This year, we anticipate new launches and increased revenue streams from other portfolio brands as well.



CASTING CUBE UK

International expansion to the United Kingdom, launching in 2021, over 1k pre-registered.



SHOOT SPOTZ

Filming location scouting app, similar to AirBNB, but for film/production shoot locations.

Set safety log app, for COVID-19 safety, used by numerous brands on their sets, including; Starbucks, Target and TV shows like Battlebots and America's Top Dog.



BACK TO SET APP

Film Festivals Online - Home of several succesful events in 2020.



FILMFEST

Your browser does not support HTML5 video.

Customers

Used by local, national, and international brands

Slate Click has helped projects purchased, produced, or distributed by some of the largest entertainment companies, such as HBO, Disney, and Lionsgate. Our products have also been used on projects for multinational brands and companies such as Nike, Microsoft, and Hallmark.

Logos are the property of the represented brands and do not imply endorsement.

Casting Calls America has grown its impact year-over-year:

- Combined social media following of over 200,000 followers.
- Over 230,000 unique user contacts collected from those interested in acting.
- Over 20,000 paid subscribers lifetime.

 **Crew Calls America** officially launches this year (2021), with over 1k early-adopters already signed up.

And in 2020...

 **Back to Set App** - significant special order revenue while introducing Slate Click products to hundreds of production professionals.

 **FilmFestO** - hosted a half dozen online film festivals, exposing thousands of first-time users to Casting Calls America.

Special projects have also brought in additional roles posted and revenue:

Artificial Intelligence Leader

 

Synthesia.io & Casting Calls America partnered to provide actors to Synthesia's AI video avatar program. More than 20 actors were cast and receive on-going royalties through this partnership.



CASTING
CALLS
AMERICA

TECHNOLOGY
This AI-powered Santa can deliver a personalized video message to your friends or family and it looks totally real
Custom Santa Greeting
Send an AI video greeting
FROM: Santa TO: Your Friend
by: Rich DeMuro
Posted: Dec 3, 2020 / 06:06 AM PST / Updated: Dec 3, 2020 / 06:14 AM PST
Can't sit on Santa's lap this year?
A free, personalized video greeting from an AI-powered Santa might be the next best thing!
A company called Synthesia has created an AI Santa that can say whatever you want. Well, within reason.

Business Model

B2B/B2C SaaS platform

Slate Click offers our casting & crew software for free to those posting roles or jobs on our sites. Our revenue comes from our B2C clients who pay a one-time activation fee of $10 (which usually covers our CAC of approx. $10) and pay an ongoing $9.95/month subscription fee.

Actors using a **Casting Calls America** site can create profiles for free and view roles, but must pay a subscription fee to apply to the site's roles. This same model applies to production crew professionals using our **Crew Calls America** sites.

Our low operational and customer acquisition costs have helped us quickly reach profitability.



LTV
$115 avg.
CAC
$10 avg.
GOC
$1.20 p/m avg.
The average customer lifetime value (LTV) is $115. Our general operation costs (hosting and maintaining the platform) are minimal, at approximately $1.20/subscriber per month.

Market

Nearly 60M+ potential customers in the US alone

According to Facebook, 25M+ people are identified as being interested in "filmmaking," and 28M+ are interested in "acting."

The content production industry is constantly growing; and new distribution platforms are driving significant need for people both in front of and behind the camera.

The Market:





 6.6 M people in the U.S. are identified as being interested in "Voice Acting"

 25M people in the U.S. are identified as being interested in "Filmmaking"

28M people in the U.S. are identified as being interested in "Acting"

SOURCE: Facebook graph est. audience result for quoted search term of "interest."

If you have local TV stations, you have local commercials; and this means you have local production cast and crew needs.

As the 'influencer' world grows, so do the opportunities for those influencers to collaborate with other influencers. Our platforms help them do this.

Competition

Our evolving and diversified product portfolio sets us apart

A quick scan of other casting websites in the U.S. would show that they have mostly Los Angeles or New York market listings. They also have outdated software – some haven't changed in over a decade.

Our **strong and diversified casting platforms create a truly "national" market**, allowing us to target other large and medium sized cities full of production activity that are otherwise ignored by "Hollywood."

Vision

Grow to 100K+ paying users by the end of 2023

Slate Click plans to continue growing our platforms' recognition and access – expanding **Casting Calls America** and now **Crew Calls America** – through targeted marketing and word-of-mouth from our strong social media presence. We are **targeting 100K+ paying subscribers by the end of 2023, or nearly $15M ARR.**



SLATE CLICK - Future Revenue Projections

Anticipated combined brand **ARR of $26M+ by EOY 2025**

- ● = COMBINED BRAND REVENUE
- ● = Casting Calls America Revenue
- ● = Crew Calls America Revenue
- ● = Other Slate Click Brands Revenue

Investors

Bootstrapped to date

No previous outside investment. All Slate Click platforms were built from scratch by the founding – and still operating – team!

With your investment, Slate Click will be able to expand all platforms, especially **Crew Calls America** and it's ready-to-go 30+ sites and already established IMDbPro integration.

We're in a period of **rapid growth**, evolving and expanding our products and the geographic areas we serve in the US and internationally.



Staffing Plans Include:

- Hiring an industry ambassador to help us reach targeted contacts in production studios.
- Hiring additional user support, marketing and full-stack development staff.
- Expanding our use of no-code development tools, and hiring no-code developers, to build and launch more features and services faster and at a lower cost to all.

Meet our founders



BRIAN JAGGER

Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.



KIRK UHLER

Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal, compliance and finance.



BRYAN HEATH

Heath has worked in the IT field since 1994, programming since 2004. Original co-founder of Sacramento Casting which became and is now part of Casting Calls America. Serves as the Chief Technology Officer for Slate Click.

NOTE: All Slate Click companies were merged together in December 2020 as "Slate Click," but operations for Sacramento Casting - the first site - began in 2014.

Team

	Kirk Uhler	Partner and Chief Executive Officer	Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal compliance and finance.
	Brian Jagger	Co-Founder, Partner and Chief Product Officer	Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.
	Saylor Fisher	Director of Marketing	
	Bryan Heath	Co-Founder, Partner and Chief Technology Officer	
	Todd Haberkorn	Advisory Panel - Voice Actor/Actor/Director	
	Beverly Holloway	Advisory Panel - Casting Director	
	Rick Cosnett	Advisory Panel - Actor	
	Craig "Burnie" Burns	Advisory Panel - Media Futurist	

Perks

$100	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice).
$200	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$500	Investor page listing. Six month subscription (for you or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$1,000	Associate Producer listing on our interview show "And, Action" Investor page listing. One-year subscription (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$2,500	Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$5,000	Custom "Slate Click" and investor's name Directors Chair. Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |



Company Name	Slate Click
Logo	
Headline	Casting made easy™ - Casting Calls and Crew Calls Software for Everywhere
Hero Image	
Tags	B2C, B2B, SAAS, Media & entertainment, Profitable, Bootstrapped, $250K+ revenue, Coming soon
Pitch text	## Summary • Operating SaaS platforms helping actors and film crew find work • Over 200K followers on social media • $115 average LTV/customer, with $10 CAC covered by activation fee • Official IMDbPro (an Amazon company) listing partner • $1.7M in lifetime revenue (as of April 2021) • Available in 33+ U.S. cities, adding UK & MENA • Own several other SaaS brands serving the same audience

Problem

Casting platforms are fractious and don't represent everyone - everywhere - in the industry

Casting call platforms have become one of the most popular ways to start a career in the film, theater, and television industry. But most casting call platforms are limited in scope and don't represent the vast majority of people looking for work. There are no regionally focused casting call software platforms or local crew-specific hiring platforms.



A lack of regionally focused cast and crew hiring platforms has limited the production industry in those markets, and made finding work harder for tens of thousands of people. Producers hiring regionally thus also have trouble finding qualified talent – for both those in-front of and behind the camera.

Solution

Regional cast & crew call platforms for the entertainment and production industry

Slate Click's flagship product, **Casting Calls America**, consists of a network of 30+ regionally focused sites that help people find acting roles.



Casting Calls America helps actors in all areas of acting, such as live theater, films, commercials, voice acting, audiobooks, etc. We also help fill roles in underserved areas such as industrial employee tutorials, car ads, and cruise ship entertainment.



2014

Started with one site to solve the problem - no locally focused casting call software. We quickly realized Sacramento wasn't alone in needing options for production professionals.

NOW





30+ regional sites serving thousands of actors and production professionals throughout the United States.

And now... in 2021, we're launching **Crew Calls America**, with 30+ regionally-focused crew call listings sites to help those same productions find the best behind-the-camera crew in their area and beyond.

Product

Slate Click: finding and getting hired as cast & crew has never been easier

Our flagship brand **Casting Calls America** solves the problem of non-regional (Los Angeles/New York) casting call software platforms by focusing on individual regional call listing sites across the country. Our sites also allow for INSTANT AUDITIONS. Those casting can list the audition directions in their post, and actors can submit their video auditions – all within our platform.



PROBLEM: No professional regionally focused casting call software platforms.

SOLUTION: Individual regionally focused casting call listing sites, with the same design and infrastructure, servicing underserved markets.

INSTANT AUDITION

1. Receive sides/script.
2. Record.
3. Upload.





EXCLUSIVELY ON

Crew Calls America helps productions find qualified set crew, as well as pre- and post-production staff.



PROBLEM: Productions also need to find their crew.

SOLUTION: A network of sites like those offered by Casting Calls America, but for crew positions, including a unique and merit based review/endorsement feature to help those hiring crew know whom to hire.

Traction

Actors & crew needed





Casting Calls America operates our regional model in 33 US cities, runs three national brands (Faith Based Casting, Child Actor Casting, Plus Size Casting), and is quickly expanding to other regional and international markets.



Gross volume
$1.68M
Jan 2014
Feb 2021



- Generated $1.7M in lifetime revenue ($400K+ in 2020 alone).
- Expected MRR growth from $35K in 2020 to $65K in 2021.

In early 2021, we formally announced our partnership with Amazon's IMDbPro. **Slate Click operates two of the five brands currently partnered with IMDbPro.**



AP IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreeme... Top Stories Topics Video Listen

ADVERTISEMENT

CREW CALLS AMERICA

PRESS RELEASE: Paid content from Business Wire

IMDbPro Adds Thousands of Cast and Crew Notices Through New Agreements With Staff Me Up, Casting Calls America and Crew Calls America

February 25, 2021

Casting Notices on IMDbPro
Now including Staff Me Up, Casting Calls America and Crew Calls America

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere. (Photo: Business Wire)

Press release content from Business Wire. The AP news staff was not involved in its creation.

Click to copy

LOS ANGELES--(BUSINESS WIRE)--Feb 25, 2021--

IMDbPro (www.imdbpro.com), the essential resource for entertainment industry professionals, has added thousands of searchable cast and crew notices through Staff Me Up, Casting Calls America and Crew Calls America. With these new providers as well as notices posted directly on IMDbPro and existing relationships with Casting Networks and Direct Submit (formerly NYCastings), IMDbPro now offers one of the largest selections of cast and crew notices available anywhere.

ADVERTISEMENT

CREW CALLS AMERICA

Trending on AP News

Montana man fined for yelling at neighbor in flag dispute

All listings from **Casting Calls America** and **Crew Calls America** are shared to, and part of, IMDbPro's jobs database.



IMDbPro
Search and Discover
Home
Jobs
People
Titles
Companies
Box Office
News
Casting Calls America, Paid, Unpaid
Clear all
Supporting 18 - 30
Background 2 - 80
Lead 15 - 79
Supporting Female 32 - 55
Details ›
MacBook Pro

IMDbPro
Search and Discover
Notifications
Help
Home
Jobs
People
Titles
Companies
Box Office
News
Crew Calls America, Paid, Unpaid
Clear all
Sound Department
on Reality golf
Paid
Non-Union | Other
Starts April 25, 2021 | Pittsburgh, Pennsylvania, United States
Posted 2 days ago
Details ›
Stunts
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Electrical Department
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
Casting Director
on Black Friday
Paid
Non-Union | Other
Starts August 1, 2021 | Boston, Massachusetts, United States
Posted 1 week ago
Details ›
MacBook Pro

This year, we anticipate new launches and increased revenue streams from other portfolio brands as well.



International expansion to the United Kingdom, launching in 2021, over 1k pre-registered.



Filming location scouting app, similar to AirBNB, but for film/production shoot locations.

Set safety log app, for COVID-19 safety, used by numerous brands on their sets, including; Starbucks, Target and TV shows like Battlebots and America's Top Dog.



Film Festivals Online - Home of several succesful events in 2020.



Your browser does not support HTML5 video.

Customers

Used by local, national, and international brands

Slate Click has helped projects purchased, produced, or distributed by some of the largest entertainment companies, such as HBO, Disney, and Lionsgate. Our products have also been used on projects for multinational brands and companies such as Nike, Microsoft, and Hallmark.

SONY

HBO

NETFLIX

Disney

LIONSGATE®

 Microsoft

NIKE

Hallmark

GCU

 Geisinger

Logos are the property of the represented brands and do not imply endorsement.

Casting Calls America has grown its impact year-over-year:

- Combined social media following of over 200,000 followers.
- Over 230,000 unique user contacts collected from those interested in acting.
- Over 20,000 paid subscribers lifetime.

 **Crew Calls America** officially launches this year (2021), with over 1k early-adopters already signed up.

And in 2020...

 **Back to Set App** - significant special order revenue while introducing Slate Click products to hundreds of production professionals.

 **FilmFestO** - hosted a half dozen online film festivals, exposing thousands of first-time users to Casting Calls America.

Special projects have also brought in additional roles posted and revenue:

Artificial Intelligence Leader

 

Synthesia.io & Casting Calls America partnered to provide actors to Synthesia's AI video avatar program. More than 20 actors were cast and receive on-going royalties through this partnership.



CASTING
CALLS
AMERICA
CANVA STORIES

TECHNOLOGY

This AI-powered Santa can deliver a personalized video message to your friends or family and it looks totally real

Custom Santa Greeting
Send an AI video greeting
FROM: Santa TO: Your Friend

by: Rich DeMuro
Posted: Dec 3, 2020 / 06:06 AM PST / Updated: Dec 3, 2020 / 06:14 AM PST

Can't sit on Santa's lap this year?

A free, personalized video greeting from an AI-powered Santa might be the next best thing!

A company called Synthesia has created an AI Santa that can say whatever you want. Well, within reason.

Business Model

B2B/B2C SaaS platform

Slate Click offers our casting & crew software for free to those posting roles or jobs on our sites. Our revenue comes from our B2C clients who pay a one-time activation fee of $10 (which usually covers our CAC of approx. $10) and pay an ongoing $9.95/month subscription fee.

Actors using a **Casting Calls America** site can create profiles for free and view roles, but must pay a subscription fee to apply to the site's roles. This same model applies to production crew professionals using our **Crew Calls America** sites.

Our low operational and customer acquisition costs have helped us quickly reach profitability.



LTV
$115 avg.
CAC
$10 avg.
GOC
$1.20 p/m avg.
The average customer lifetime value (LTV) is $115. Our general operation costs (hosting and maintaining the platform) are minimal, at approximately $1.20/subscriber per month.

Market

Nearly 60M+ potential customers in the US alone

According to Facebook, 25M+ people are identified as being interested in "filmmaking," and 28M+ are interested in "acting."

The content production industry is constantly growing; and new distribution platforms are driving significant need for people both in front of and behind the camera.



The Market:

 6.6 M people in the U.S. are identified as being interested in "Voice Acting"

 25M people in the U.S. are identified as being interested in "Filmmaking"

 28M people in the U.S. are identified as being interested in "Acting"

Facebook graph est. audience result for quoted search term of "interest," as of Apr 2021

If you have local TV stations, you have local commercials; and this means you have local production cast and crew needs.

As the 'influencer' world grows, so do the opportunities for those influencers to collaborate with other influencers. Our platforms help them do this.

Competition

Our evolving and diversified product portfolio sets us apart

A quick scan of other casting websites in the U.S. would show that they have mostly Los Angeles or New York market listings. They also have outdated software – some haven't changed in over a decade.

Our **strong and diversified casting platforms create a truly "national" market**, allowing us to target other large and medium sized cities full of production activity that are otherwise ignored by "Hollywood."

Vision

Grow to 100K+ paying users by the end of 2023

Slate Click plans to continue growing our platforms' recognition and access – expanding **Casting Calls America** and now **Crew Calls America** – through targeted marketing and word-of-mouth from our strong social media presence. We are **targeting 100K+ paying subscribers by the end of 2023, or nearly $15M ARR.**



SLATE CLICK - Future Revenue Projections

Anticipated combined brand **ARR of $26M+ by EOY 2025**

- = COMBINED BRAND REVENUE
- = Casting Calls America Revenue
- = Crew Calls America Revenue
- = Other Slate Click Brands Revenue

Investors

Bootstrapped to date

No previous outside investment. All Slate Click platforms were built from scratch by the founding – and still operating – team!

With your investment, Slate Click will be able to expand all platforms, especially **Crew Calls America** and it's ready-to-go 30+ sites and already established IMDbPro integration.

We're in a period of **rapid growth**, evolving and expanding our products and the geographic areas we serve in the US and internationally.



Staffing Plans Include:

- Hiring an industry ambassador to help us reach targeted contacts in production studios.
- Hiring additional user support, marketing and full-stack development staff.
- Expanding our use of no-code development tools, and hiring no-code developers, to build and launch more features and services faster and at a lower cost to all.

*Prior to Republic campaign, company was bootstrapped to date

Founders

Meet our founders



BRIAN JAGGER

Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.



KIRK UHLER

Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal, compliance and finance.



BRYAN HEATH

Heath has worked in the IT field since 1994, programming since 2004. Original co-founder of Sacramento Casting which became and is now part of Casting Calls America. Serves as the Chief Technology Officer for Slate Click.

NOTE: The business of the Company was previously operated through Casting Calls America, LLC, an Idaho limited liability company organized on March 26, 2020, which was previously owned by HJU Group, LLC, an Idaho limited liability company organized on December 19, 2017. As of January 1, 2021, such business operations were reorganized under the Company, along with all other entertainment-related software products of HJU Group, LLC.

Team

	Kirk Uhler	Partner and Chief Executive Officer	Life-long entrepreneur, founding employee of two publicly traded companies. Extensive operations and rapid-scale growth experience. Handles legal compliance and finance.
	Brian Jagger	Co-Founder, Partner and Chief Product Officer	Jagger started in the film-production world as an on-camera actor, then migrated over and became a working casting director. It's in this role he was inspired to co-found Sacramento Casting - which became and is now a part of Casting Calls America.
	Saylor Fisher	Director of Marketing	
	Bryan Heath	Co-Founder, Partner and Chief Technology Officer	
	Todd Haberkorn	Advisory Panel - Voice Actor/Actor/Director	
	Beverly Holloway	Advisory Panel - Casting Director	
	Rick Cosnett	Advisory Panel - Actor	
	Craig "Burnie" Burns	Advisory Panel - Media Futurist	

Perks

$100	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice).
$200	Investor page listing. Free month - OR - Free activation gift (either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$500	Investor page listing. Six month subscription (for you or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$1,000	Associate Producer listing on our interview show "And, Action" Investor page listing. One-year subscription (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$2,500	Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.
$5,000	Custom "Slate Click" and investor's name Directors Chair. Executive Producer listing on our interview show "And, Action" Investor page listing. FIVE One-year subscriptions (for investor or can be gifted either on a Casting Calls America or Crew Calls America site of investors choice). Social media "Welcome to the team" post with one tag.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.